CONSENT OF HAMID SAMARI
March 24, 2026
VIA EDGAR
United States Securities and Exchange Commission

Re:	Integra Resources Corp. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2025 (the “Form 40-F”)

I, Hamid Samari, in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2025 (the “AIF”), which included references to my name and to the technical report entitled “NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA” dated July 11, 2024, with an effective date of June 28, 2024, hereby consent to (i) the reference of my name in the AIF, (ii) the inclusion of my name and the use of scientific and technical information attributed to me in the Form 40-F, and any amendments thereto, and (iii) the use of information derived from the technical report in the AIF and the Form 40-F, and any amendments thereto.
I also hereby consent to the use of information attributed to me in the AIF being included in or incorporated by reference into the registration statements on Form S-8 (File Nos. 333-242495 and 333-267507). This consent extends to any amendments to the Form S-8, including post-effective amendments, and any new Form S-8 registration statements filed by the Company incorporating by reference the Form 40-F.

/s/ Hamid Samari
Name: Hamid Samari, PhD, MMSA